                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                   FORM 11-K


 (Mark One)

    [X]                          Annual Report
                        Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934
                                 (Fee Required)

                  For the fiscal year ended December 31, 1997


                                       OR



    [  ]        Transition report pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934
                               (No Fee Required)


                        Commission File Number 33-26867


             LYONDELL PETROCHEMICAL COMPANY 401(K) AND SAVINGS PLAN
                              (Title of the Plan)



                         LYONDELL PETROCHEMICAL COMPANY
                              1221 McKinney Street
                                   Suite 1600
                              Houston, Texas 77010

                    (Name and address of principal executive office of the issuer of the securities)

             LYONDELL PETROCHEMICAL COMPANY 401(K) AND SAVINGS PLAN


                         INDEX TO FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants                                                         2

Financial Statements:

         Statements of Net Assets Available for Benefits
          as of December 31, 1997 and 1996                                                3

         Statement of Changes in Net Assets Available for
          Benefits with Fund Information for the year
          ended December 31, 1997                                                         4

         Notes to Financial Statements                                                    6

Supplemental Schedules:

         Item 27a - Schedule of Assets Held for Investment Purposes                       11
          as of December 31, 1997

         Item 27d - Schedule of Reportable Transactions                                   12
          for the year ended December 31, 1997

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Benefits Administrative Committee of the
 Lyondell Petrochemical Company 401(k) and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Lyondell Petrochemical Company 401(k) and Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Coopers & Lybrand L.L.P.
Houston, Texas
June 24, 1998

             LYONDELL PETROCHEMICAL COMPANY 401(K) AND SAVINGS PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                                          DECEMBER 31,
                                                                        ----------------------------------------------
                                                                                 1997                      1996
                                                                        --------------------      --------------------
ASSETS
Cash                                                                            $     13,970              $        - -
                                                                        --------------------      --------------------

Investments, at fair value:

  Investment in Lyondell Petrochemical Company Master Trust                              - -               130,720,057

  Lyondell Petrochemical Company ("Lyondell") common stock
  (2,153,142 shares, cost $48,520,270)                                            57,058,263                       - -

  Atlantic Richfield Company ("ARCO") common stock
  (159,929 shares, cost $6,443,795)                                               12,814,311                       - -

  Short-Term Investment Fund                                                      26,983,034                       - -

  SSGA Intermediate Bond Fund (41,703 shares, cost $3,034,880)                     3,342,833                       - -

  IDS New Dimensions Fund (855,828 shares, cost $16,587,671)                      20,420,080                       - -

  Dodge & Cox Balanced Fund (71,241 shares, cost $4,410,600)                       4,757,456                       - -

  Seven Seas S&P 500 Fund (412,609 shares, cost $7,199,517)                        8,024,124                       - -

  PBHG Growth Fund (326,832 shares, cost $8,361,077)                               8,299,159                       - -

  Europacific Growth Fund (115,453 shares, cost $3,073,618)                        3,004,084                       - -

Participant loans receivable, at cost                                             10,590,993                       - -
                                                                        --------------------      --------------------

Total investments                                                                155,294,337               130,720,057

Interest and dividends receivable                                                  3,530,433                       - -
                                                                        --------------------      --------------------

Total assets                                                                     158,838,740               130,720,057

LIABILITIES -- Other liabilities                                                      85,933                       - -
                                                                        --------------------      --------------------

Net assets                                                                      $158,752,807              $130,720,057
                                                                        ====================      ====================



                      See notes to financial statements.

            LYONDELL PETROCHEMICAL COMPANY 401(K) AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1997

                                                               PARTICIPANT DIRECTED
                                         -----------------------------------------------------------------
                                              LYONDELL        LYONDELL
                                               COMMON          COMMON
                                               STOCK -         STOCK -          ARCO            MONEY
                                              DIVIDEND        DIVIDEND         COMMON          MARKET
                                               PAYOUT       REINVESTMENT        STOCK           FUND
                                            -------------   -------------   -------------   -------------
Contributions:
  Company                                   $        - -    $        - -    $        - -    $        - -
  Participant                                    652,071       1,163,304             - -       1,742,604
  Rollover                                         1,178         313,675             - -         614,663
                                         -----------------------------------------------------------------
     Total                                       653,249       1,476,979             - -       2,357,267
                                         -----------------------------------------------------------------

Investment income  -
  Dividends on common stock                      361,412         613,545         489,939             - -
  Interest income                                 14,293          20,457          13,117       2,667,513
  Net appreciation (depreciation) in the
   fair value of investments                   2,188,395       3,675,838       2,352,253             - -

                                         -----------------------------------------------------------------
     Net investment income                     2,564,100       4,309,840       2,855,309       2,667,513
                                         -----------------------------------------------------------------

Benefits paid to participants                   (660,402)       (734,456)     (1,615,893)     (5,092,566)
                                         -----------------------------------------------------------------

Participant borrowings                          (251,531)       (452,927)       (104,833)     (1,493,203)
Participant repayments                           550,928         791,716           2,360       1,371,226
                                         -----------------------------------------------------------------
     Net loan activity                           299,397         338,789        (102,473)       (121,977)
                                         -----------------------------------------------------------------

Transfers between investment options         (13,700,429)     31,568,779        (560,691)      3,220,175
                                         -----------------------------------------------------------------

Net increase (decrease)                      (10,844,085)     36,959,931         576,252       3,030,412

Net assets available for benefits:
  Beginning of year                           12,107,050      16,010,832      12,456,323      22,653,125
                                         -----------------------------------------------------------------
  End of year                               $  1,262,965     $52,970,763     $13,032,575     $25,683,537
                                         =================================================================

                                             PARTICIPANT DIRECTED
                                         ----------------------------

                                             SSGA             IDS
                                         INTERMEDIATE         NEW
                                             BOND         DIMENSIONS
                                             Fund            Fund
                                         -------------   ------------
Contributions:
  Company                                $        - -    $        - -
  Participant                                 275,677       1,949,169
  Rollover                                     99,070         361,071
                                         ----------------------------
     Total                                    374,747       2,310,240
                                         ----------------------------

Investment income  -
  Dividends on common stock                       - -       3,281,122
  Interest income                                 - -             - -
  Net appreciation (depreciation) in the
   fair value of investments                  231,893       2,623,530

                                         ----------------------------
     Net investment income                    231,893       5,904,652
                                         ----------------------------

Benefits paid to participants                (181,641)     (2,154,063)
                                         ----------------------------

Participant borrowings                       (146,532)       (926,745)
Participant repayments                        144,991         825,663
                                         ----------------------------
     Net loan activity                         (1,541)       (101,082)
                                         ----------------------------

Transfers between investment options           75,606          (4,529)
                                         ----------------------------

Net increase (decrease)                       499,064       5,955,218

Net assets available for benefits:
  Beginning of year                         2,846,547      17,745,948
                                         ----------------------------
  End of year                              $3,345,611     $23,701,166
                                         ============================

                           (Continued on next page)

            LYONDELL PETROCHEMICAL COMPANY 401(K) AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                      PARTICIPANT DIRECTED
                                         ----------------------------------------------------------------------------
                                              DODGE &         SEVEN
                                                COX            SEAS           PBHG       EUROPACIFIC     PARTICIPANT
                                              BALANCED       S&P 500         GROWTH         GROWTH          LOAN
                                                FUND           FUND           FUND           FUND           FUND
                                            ------------   ------------   ------------   ------------   -------------
Contributions:
   Company                                  $       - -    $       - -    $       - -    $       - -    $        - -
   Participant                                  336,464        605,407        863,464        308,460             - -
   Rollover                                      99,462        157,537        147,009        120,827             - -
                                         ----------------------------------------------------------------------------
      Total                                     435,926        762,944      1,010,473        429,287             - -
                                         ----------------------------------------------------------------------------

Investment income  -
  Dividends on common stock                     586,459        333,315            - -        226,649             - -
   Interest income                                  - -            - -            - -            - -         841,510
  Net appreciation (depreciation) in the
   fair value of investments                    286,674      1,006,501       (460,181)       (96,327)            - -

                                         ----------------------------------------------------------------------------
     Net investment income                      873,133      1,339,816       (460,181)       130,322         841,510
                                         ----------------------------------------------------------------------------

Benefits paid to participants                  (156,997)      (783,008)      (734,478)      (191,116)       (355,631)
                                         ----------------------------------------------------------------------------

Participant borrowings                         (175,204)      (265,986)      (477,261)       (77,788)      4,606,057
Participant repayments                          149,871        233,671        373,956         92,792      (4,660,743)
                                         ----------------------------------------------------------------------------
     Net loan activity                          (25,333)       (32,315)      (103,305)        15,004         (54,686)
                                         ----------------------------------------------------------------------------

Transfers between investment options          1,409,696      3,612,408        820,026        813,369             311
                                          ---------------------------------------------------------------------------
Net increase (decrease)                       2,536,425      4,899,845        532,535      1,196,866         431,504

Net assets available for benefits:
  Beginning of year                           2,465,722      3,083,873      7,765,727      1,807,218      10,159,489
                                         ----------------------------------------------------------------------------
  End of year                                $5,002,147     $7,983,718     $8,298,262     $3,004,084     $10,590,993
                                         ============================================================================

                                           NON-PART.
                                           DIRECTED
                                        -------------

                                           LYONDELL
                                           COM.STOCK            PLAN
                                          DIV. PAYOUT           TOTAL
                                         -------------      -------------
Contributions:
   Company                               $  5,972,149       $  5,972,149

   Participant                                    - -          7,896,620
   Rollover                                       - -          1,914,492
                                        --------------------------------
      Total                                 5,972,149         15,783,261
                                        --------------------------------

Investment income  -
  Dividends on common stock                   671,194          6,563,635
  Interest income                              26,544          3,583,434
  Net appreciation (depreciation) in the
   fair value of investments                4,099,388         15,907,964

                                        --------------------------------
     Net investment income                  4,797,126         26,055,033
                                        --------------------------------

Benefits paid to participants              (1,145,293)       (13,805,544)
                                        --------------------------------

Participant borrowings                       (234,047)               - -
Participant repayments                        123,569                - -

     Net loan activity                       (110,478)               - -
                                        --------------------------------

Transfers between investment options      (27,254,721)               - -
                                        --------------------------------
Net increase (decrease)                   (17,741,217)        28,032,750

Net assets available for benefits:
  Beginning of year                        21,618,203        130,720,057
                                        --------------------------------
  End of year                            $  3,876,986       $158,752,807
                                        ================================

                       See notes to financial statements.

             LYONDELL PETROCHEMICAL COMPANY 401(K) AND SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS


1.  DESCRIPTION OF PLAN

General - The Lyondell Petrochemical Company 401(k) and Savings Plan (the "Plan") is a defined contribution plan for employees and deferred vested former employees of Lyondell Petrochemical Company (the "Company" or "Lyondell"). Participants should refer to the Plan document for a complete description of the Plan.

CONTRIBUTIONS - Participants are allowed to contribute from 1 percent to 14 percent of their base pay to the Plan through pre-tax payroll deductions ("Elective Deferrals") and from 1 percent to 10 percent of their base pay through after-tax payroll deductions ("Savings Contributions"). The Company makes matching contributions to the participant's account at the rate of 160 percent of the Elective Deferrals up to a maximum Company contribution of 8 percent of the participant's base salary. All contributions and earnings thereon are fully vested and nonforfeitable. All earnings are allocated to individual participant accounts on the basis of the units held in the investment fund.

INVESTMENT ELECTION - Participant contributions and earnings thereon are invested in the following alternatives or any combination thereof in accordance with the option or options selected by each participant: common stock of the Company, units of the State Street Short-Term Investment Fund (the "Money Market Fund"), units of the SSGA Intermediate Bond Fund, units of the IDS New Dimensions Fund, units of the Dodge & Cox Balanced Fund, units of the Seven Seas S&P 500 Fund, units of the PBHG Growth Fund and units of the Europacific Growth Fund. All of these funds are held within the Lyondell Petrochemical Company Trust (the "Trust"). A brief description of each fund follows:

    Money Market Fund - Contributions to this fund are primarily invested in commercial paper, certificates of deposit, bankers' acceptances, repurchase agreements and other high quality money market investments. Each participant earns interest based on the blended rate of the various interest rates for all securities held in the fund.

    SSGA Intermediate Bond Fund - Contributions to this fund are primarily invested in intermediate-term U.S. Treasury or Agency bonds, high quality investment-grade corporate bonds and "A"-rated or better asset backed investments. Each participant earns a return based on interest paid on the bonds and increases and decreases in the market value of the bonds.

    IDS New Dimensions Fund - Contributions to this fund are primarily invested in stocks of medium to large companies operating in areas where economic and technological changes are occurring. Each participant earns a return based on the increase or decrease in the market value of the stocks held, plus dividend and interest income.

    Dodge & Cox Balanced Fund - Contributions to this fund are primarily invested in a diversified portfolio of stocks and investment grade bonds. Each participant earns a return based on the increase or decrease in the value of the stocks and bonds held, plus dividend and interest income.

    Seven Seas S&P 500 Fund - Contributions to this fund are primarily invested in stocks of large companies in the U.S. Each participant earns a return based on the increase or decrease in the market value of the stocks held, plus dividend and interest income.

            LYONDELL PETROCHEMICAL COMPANY 401(K) AND SAVINGS PLAN

    PBHG Growth Fund - Contributions to this fund are primarily invested in stocks of small companies in the U.S. Each participant earns a return based on the increase or decrease in the market value of the stocks held, plus dividend and interest income.

    Europacific Growth Fund - Contributions to this fund are primarily invested in stocks of companies based outside the U.S. Each participant earns a return based on the increase or decrease in the market value of the stocks held, dividend and interest income and changes in the values of foreign currencies (as compared to the value of the U.S. dollar).

When investing in common stock of the Company, the participant may designate that the common stock be held either in the Lyondell Common Stock - Dividend Payout Fund (the "ESOP") portion of the Plan (an employee stock ownership plan under Section 4975(e)(7) of the Internal Revenue Code) or in the Lyondell Common Stock - Dividend Reinvestment Fund (the "non-ESOP stock fund"). Dividends on common stock held in the non-ESOP stock fund are reinvested in the common stock of the Company and held in the participant's plan account. Dividends on common stock held in the ESOP are reinvested in the Money Market Fund and are payable to the participant annually as allowed by the Plan. All Company contributions are made in the form of common stock of the Company or cash to be used to purchase common stock of the Company and are invested in the ESOP and may not be transferred to other investment options.

Employees of Atlantic Richfield Company ("ARCO") who became employees of the Company had their assets attributable to their participation in the ARCO Capital Accumulation Plan II (which assets included ARCO common stock) transferred to the Plan. ARCO common stock may be held or sold within the Plan; however, no new purchases of ARCO common stock may be elected by the participant except upon reinvestment of dividends from the shares of ARCO common stock.

WITHDRAWALS AND BORROWINGS - If a participant terminates employment, for any reason, the participant's account balance will be distributed upon attainment of age 65 or anytime the participant makes application to receive the funds prior to age 65. If the participant's account balance is less than $3,500, the participant's account balance will be distributed as soon as practicable.

The Plan permits withdrawals of Elective Deferrals under certain hardship conditions as defined by the Plan and granted by the Benefits Administrative Committee. Savings Contributions may be withdrawn in total or partial amounts as defined by the Plan.

Withdrawals are made in a lump sum cash payment, although a participant may elect to receive Lyondell or ARCO common stock to the extent assets are held in the form of such stock. Distributions upon retirement or termination are generally in Lyondell or ARCO common stock, to the extent assets are held in the form of such stock, and in cash to the extent invested in any other investment funds maintained under the Plan.

The Plan provides for employees to borrow up to 50 percent of their account balance, as defined by the Plan and subject to a minimum and maximum borrowing level. The interest rate currently charged for loans is a fixed rate equal to the average prime rate reported in The Wall Street Journal as of the last business day of the month preceding the date the loan application is received by the Benefits Administrative Committee. Interest rates on loans outstanding at December 31, 1997 and 1996 range from 6 percent to 9.5 percent. Loans may be taken by participants for a period from one to five years. Repaid principal and interest are added to investment funds according to the current investment elections of the participant. The loans are carried at their face amount, which approximates fair value.

            LYONDELL PETROCHEMICAL COMPANY 401(K) AND SAVINGS PLAN

PLAN ADMINISTRATION - The Plan is administered by the Company's Benefits Administrative Committee. The assets of the Plan are maintained in the Trust under the custody of State Street Bank and Trust Company (the "Trustee"). The Trustee makes payments as authorized by the Plan. The Trustee has also been appointed investment manager to the Money Market Fund, the SSGA Intermediate Bond Fund and the Lyondell and ARCO common stock funds. Other investment options are managed by their respective fund investment managers. Administrative expenses are paid by the Company.

TERMINATION PROVISION - Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of Plan termination, all participants will be fully vested in their accounts and all assets of the Plan will continue to be held for distribution to participants as provided in the Plan.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared using the accrual method of accounting.

INVESTMENTS - See note 4.

PAYMENT OF BENEFITS - Benefits are recorded when paid.

USE OF ESTIMATES - The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan's management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES - The Plan provides for various investment options in any combination of stocks and mutual funds. Investment securities are exposed to various risks, such as market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.


3.  TAX STATUS

The Plan is a qualified plan under Sections 401(a) and (k) of the Internal Revenue Code of 1986, as amended ("Code") and is a qualified employee stock ownership plan under Section 4975(e)(7) of the Code. The Plan has received a favorable determination letter dated March 6, 1997 from the Internal Revenue Service ("IRS"). The Benefits Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision is made for federal income taxes.

            LYONDELL PETROCHEMICAL COMPANY 401(K) AND SAVINGS PLAN

4.  LYONDELL PETROCHEMICAL COMPANY MASTER TRUST

The Lyondell Petrochemical Company Master Trust ("LPC Master Trust") was established in July 1995 for certain participating benefit plans of the Company and LYONDELL-CITGO Refining Company Ltd. ("LCR"), a Texas limited liability company which is related to the Company, and was administered by the Benefits Administrative Committees of the Company and LCR. The investments were directed by outside investment managers and the Trustee. Prior to January 1, 1997, the Plan was included in the LPC Master Trust.

Effective January 1, 1997, the assets of the LYONDELL-CITGO Refining Company Ltd. 401 (K) and Savings Plan for Represented Employees and the LYONDELL-CITGO Refining Company Ltd. 401 (K) and Savings Plan for Non-Represented Employees were transferred from the LPC Master Trust into a newly created LYONDELL-CITGO Refining Company Ltd. Master Trust. Subsequent to this transfer, only the assets of the Lyondell Petrochemical Company 401 (K) and Savings Plan remained in the LPC Master Trust, transforming the LPC Master Trust into the Lyondell Petrochemical Company Trust. All accounting procedures, investment valuation procedures, and unit determination procedures for the Trust are consistent with the procedures of the LPC Master Trust.

Investments of the Trust consist of ownership interests in various investment funds and equity securities of Lyondell and ARCO. Assets of the Trust are valued by the Trustee based on the value established by the Trustee or the outside investment managers for the various investment funds. Investments in Lyondell and ARCO common stock are valued at fair value based on quoted market prices in an active market as of the last business day of the periods presented. All other investment funds are valued at net asset value as of the last business day of the periods presented, which is the fair value of all securities held plus accruals for dividend income and interest income. The fund value per unit is determined by dividing the net asset value of the fund by number of units outstanding. Short-term and certain other investments are valued at cost, which approximates fair value. Purchases and sales of securities are accounted for on a trade date basis (the date the order to buy or sell is executed). Gains or losses on the sale or distribution of securities are computed on a first-in, first-out basis. Dividend income is accrued on the ex-dividend date and interest income is accrued as earned. The Trust presents the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

The Plan does not own specific securities or other assets in the Trust, but has an ownership interest in each selected fund within the Trust which is valued daily. Contributions to, withdrawals from and transfers between investment options in the Trust by the participants are recorded in each investment fund.

            LYONDELL PETROCHEMICAL COMPANY 401(K) AND SAVINGS PLAN

Net assets of the LPC Master Trust as of December 31, 1996 are as follows:

Assets:
  Cash                                                       $    138,320
  Investments, at fair value:
     Lyondell common stock                                     71,376,712
     ARCO common stock                                         36,708,065
     Money Market Fund                                         65,684,452
     SSGA Intermediate Bond Fund                                5,177,011
     IDS New Dimensions Fund                                   35,655,477
     Dodge & Cox Balanced Fund                                  2,463,558
     Seven Seas S&P 500 Fund                                    7,334,273
     PBHG Growth Fund                                          19,541,967
     Europacific Growth Fund                                    3,976,444
     SSGA Lifesolutions Growth Fund                             1,782,076
     SSGA Lifesolutions Income & Growth Fund                      648,012
     SSGA Lifesolutions Balanced Growth Fund                    2,321,101
  Participant loans receivable, at cost                        22,556,488
  Interest and dividends receivable                               296,481
  Other assets                                                    107,754
                                                            -------------

          Total assets                                        275,768,191

Liabilities:
  Other liabilities                                               118,199
                                                            -------------

          Net assets                                         $275,649,992
                                                            =============

   Plan percentage                                                     47%


5.  YEAR 2000

The year 2000 issue is a result of computer programs being written using two digits rather than four to define the applicable year. As a result, major systems failure or miscalculations could occur subsequent to December 31, 1999. This year 2000 issue creates a risk for the Company and the Plan concerning problems in its own computer systems and from third parties with whom the Company engages in the administration of the Plan. The Company is conducting a comprehensive review of its computer systems and of third party vendors to identify any systems that could be affected by the year 2000 issue. However, there can be no assurance that the year 2000 issue will not impact the Plan's ability to process and record Plan transactions.

6.  SUBSEQUENT EVENT

Equistar Chemicals, LP ("Equistar") was formed on December 1, 1997 as a joint venture between the Company and Millennium Petrochemicals Inc. and is operated as a limited partnership. Substantially all Lyondell employees became employees of Equistar as of January 1, 1998. Effective January 1, 1998, the Equistar Chemicals, LP Savings and Investment Plan ("Equistar Plan") was created and the former Lyondell employees began participating in the Equistar Plan. The assets of the Equistar Plan and other defined contribution plans of Equistar will be held in the Lyondell Petrochemical Company Trust, thereby creating a Master Trust.

            LYONDELL PETROCHEMICAL COMPANY 401 (K) AND SAVINGS PLAN
                             SUPPLEMENTAL SCHEDULE
                            EIN: 95-4160558, P/N 005

          Item 27a -- Schedule of Assets Held for Investment Purposes
                            as of December 31, 1997


(a)      (b) Identity of issue, borrower,       (c) Description of investment         (d) Cost (1)        (e) Current value
             lessor, or similar party          including maturity date, rate of
                                                 interest, collateral, par or
                                                        maturity value
----------------------------------------------------------------------------------------------------------------------------
*      Lyondell Petrochemical Company         Common stock, par value $1.00,              $48,520,270            $57,058,263
                                              2,153,142 shares

       Atlantic Richfield Company             Common stock, par value $2.50,                6,443,795             12,814,311
                                              159,929 shares

*      Short-Term Investment Fund             Cash and cash equivalents with               26,983,034             26,983,034
                                              variable interest rates

*      SSGA Intermediate Bond Fund            41,703 shares                                 3,034,880              3,342,833

       IDS New Dimensions Fund                855,828 shares                               16,587,671             20,420,080

       Dodge & Cox Balanced Fund              71,241 shares                                 4,410,600              4,757,456

*      Seven Seas S&P 500 Fund                412,609 shares                                7,199,517              8,024,124

       PBHG Growth Fund                       326,832 shares                                8,361,077              8,299,159

       Europacific Growth Fund                115,453 shares                                3,073,618              3,004,084

*      Participant loans receivable           Loans with various interest rates                   - -             10,590,993
                                              ranging from 6% to 9.5%; maturing
                                              between 1 and 5 years

*  Party-in-interest

(1) Cost was determined based on historical cost.

            LYONDELL PETROCHEMICAL COMPANY 401(K) AND SAVINGS PLAN
                             SUPPLEMENTAL SCHEDULE
                           EIN: 95-4160558, P/N 005

                ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1997

  (A) IDENTITY OF PARTY         (B) DESCRIPTION OF ASSET        (C) PURCHASE       (D) SELLING       (E) LEASE
 INVOLVED                      (INCLUDE INTEREST RATE AND           PRICE             PRICE            RENTAL
                               MATURITY IN CASE OF A LOAN)

------------------------------------------------------------------------------------------------------------------
Single Transactions:

Lyondell Common Stock             Lyondell Common Stock            $35,868,969               - -              - -
 Div. Reinvest Fund

SERIES OF TRANSACTIONS:

Lyondell Common Stock             Lyondell Common Stock             43,663,376               - -              - -
 Div. Reinvest Fund
Lyondell Common Stock             Lyondell Common Stock                    - -       $10,192,967              - -
 Div. Reinvest Fund
Lyondell Common Stock          Short-Term Investment Fund           12,435,455               - -              - -
 Div. Reinvest Fund
Lyondell Common Stock          Short-Term Investment Fund                  - -        12,652,753              - -
 Div. Reinvest Fund
Money Market Fund              Short Term Investment Fund           45,115,284               - -              - -
Money Market Fund              Short Term Investment Fund                  - -        41,814,314              - -
IDS New Dimensions Fund          IDS New Dimensions Fund            22,352,414               - -              - -
IDS New Dimensions Fund          IDS New Dimensions Fund                   - -        22,181,814              - -
Seven Seas S&P 500 Fund       Seven Seas S&P 500 Index Fund          7,327,524               - -              - -
Seven Seas S&P 500 Fund       Seven Seas S&P 500 Index Fund                - -         3,395,094              - -
PBHG Growth Fund                  PBHG Growth Fund Inc              13,286,277               - -              - -
PBHG Growth Fund                  PBHG Growth Fund Inc                     - -        12,112,099              - -

  (A) IDENTITY OF PARTY     (F) EXPENSE       (G) COST OF        (H) CURRENT       (I) NET GAIN
 INVOLVED                  INCURRED WITH         ASSET         VALUE OF ASSET        OR (LOSS)
                            TRANSACTION                        ON TRANSACTION
                                                                    DATE
-------------------------------------------------------------------------------------------------
Single Transactions:

Lyondell Common Stock                 - -       $35,868,969         $35,868,969               - -
 Div. Reinvest Fund

SERIES OF TRANSACTIONS:

Lyondell Common Stock                 - -        43,663,376          43,663,376               - -
 Div. Reinvest Fund
Lyondell Common Stock                 - -         8,954,660          10,192,967        $1,238,307
 Div. Reinvest Fund
Lyondell Common Stock                 - -        12,435,455          12,435,455               - -
 Div. Reinvest Fund
Lyondell Common Stock                 - -        12,652,753          12,652,753               - -
 Div. Reinvest Fund
Money Market Fund                     - -        45,115,284          45,115,284               - -
Money Market Fund                     - -        41,814,314          41,814,314               - -
IDS New Dimensions Fund               - -        22,352,414          22,352,414               - -
IDS New Dimensions Fund               - -        23,548,327          22,181,814        (1,366,513)
Seven Seas S&P 500 Fund               - -         7,327,524           7,327,524               - -
Seven Seas S&P 500 Fund               - -         3,111,336           3,395,094           283,758
PBHG Growth Fund                      - -        13,286,277          13,286,277               - -
PBHG Growth Fund                      - -        12,688,807          12,112,099          (576,708)

             LYONDELL PETROCHEMICAL COMPANY 401(K) AND SAVINGS PLAN
                             SUPPLEMENTAL SCHEDULE
                            EIN: 95-4160558, P/N 005

                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (continued)

  (A) IDENTITY OF PARTY         (B) DESCRIPTION OF ASSET        (C) PURCHASE       (D) SELLING       (E) LEASE      (F) EXPENSE
 INVOLVED                      (INCLUDE INTEREST RATE AND           PRICE             PRICE            RENTAL      INCURRED WITH
                               MATURITY IN CASE OF A LOAN)                                                          TRANSACTION

----------------------------------------------------------------------------------------------------------------------------------

Lyondell Common Stock             Lyondell Common Stock            $ 8,551,214               - -              - -             - -
 Div. Payout
Lyondell Common Stock             Lyondell Common Stock                    - -       $44,692,298              - -             - -
 Div. Payout
Lyondell Common Stock          Short-Term Investment Fund           15,597,262               - -              - -             - -
 Div. Payout
Lyondell Common Stock          Short-Term Investment Fund                  - -        15,341,259              - -             - -
 Div. Payout

  (A) IDENTITY OF PARTY     (F) EXPENSE       (G) COST OF        (H) CURRENT      (I) NET GAIN OR
 INVOLVED                  INCURRED WITH         ASSET         VALUE OF ASSET          (LOSS)
                            TRANSACTION                        ON TRANSACTION
                                                                    DATE
-------------------------------------------------------------------------------------------------
Lyondell Common Stock                 - -       $ 8,551,214         $ 8,551,214               - -
 Div. Payout
Lyondell Common Stock                 - -        38,448,567          44,692,298        $6,243,731
 Div. Payout
Lyondell Common Stock                 - -        15,597,262          15,597,262               - -
 Div. Payout
Lyondell Common Stock                 - -        15,341,259          15,341,259               - -
 Div. Payout


             LYONDELL PETROCHEMICAL COMPANY 401(K) AND SAVINGS PLAN
                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    LYONDELL PETROCHEMICAL COMPANY
                                    401(K) AND SAVINGS PLAN

                                    By: /s/  JEFFERY R. PENDERGRAFT
                                    -------------------------------------------
                                             JEFFERY R. PENDERGRAFT
                                    Chairman, Benefits Administrative Committee


Date:  June 26, 1998

EXHIBIT INDEX



                                                              SEQUENTIALLY
EXHIBIT                                                       NUMBERED PAGE
  No.                        EXHIBIT                          WHERE LOCATED
  ---                        -------                          -------------

  23            Consent of Coopers & Lybrand L.L.P.                16